EXHIBIT 21.1

FIRST BANCORP

AS OF DECEMBER 31, 2012

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
FirstBank Puerto Rico	Puerto Rico
First Federal Finance Corporation (D/B/A Money Express)	Puerto Rico
FirstMortgage, Inc.	Puerto Rico
First Express, Inc.	Puerto Rico
FirstBank Overseas Corp.	U.S. Virgin Islands
FirstBank Puerto Rico Securities Corp.	Puerto Rico
First Management of Puerto Rico, Inc.	Puerto Rico
FirstBank Insurance Agency, Inc.	Puerto Rico